UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2020

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RESOLUTION TO CALL

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The board of directors (the “Board”) of SK Telecom Co., Ltd. (“SK Telecom” or the “Company”) has resolved to call the annual general meeting of shareholders, to be held at the following time and place and the agenda of which shall be as follows:

1. Date / Time	March 26, 2020 (Thursday), 10:00 am (Seoul time)

2. Place	SUPEX Hall, 4th Floor, SK T-Tower, 65, Eulji-ro, Jung-gu, Seoul, Korea

3. Agenda

1. Approval of Financial Statements for the 36th Fiscal Year (2019)

2. Amendments to the Articles of Incorporation

3. Grant of Stock Options

3-1. Grant of Stock Options (Directors)

3-2. Grant of Stock Options (Unregistered Executive Officers)

4. Approval of the Appointment of Directors

4-1. Appointment of an Executive Director (Park, Jung Ho)

4-2. Appointment of a Non-executive Director (Cho, Dae Sik)

4-3. Appointment of an Independent Non-executive Director (Kim, Yong-Hak)

4-4. Appointment of an Independent Non-executive Director (Kim, Junmo)

4-5. Appointment of an Independent Non-executive Director (Ahn, Jung Ho)

5. Approval of the Appointment of Members of the Audit Committee

5-1. Appointment of a Member of the Audit Committee (Kim, Yong-Hak)

5-2. Appointment of a Member of the Audit Committee (Ahn, Jung Ho)

6. Approval of the Ceiling Amount of Remuneration for Directors

7. Amendments to the Remuneration Policy for Executives

4. Date of the resolution by the Board	February 20, 2020

- Attendance of independent non-executive directors	Present:	5
	Absent:	0

5. Other important matters relating to an investment decision	—

Documents relating to the Annual General Meeting of Shareholders

1.	Approval of Financial Statements for the 36th Fiscal Year (2019)

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2019

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2019 and 2018

(In millions of won)	Note	December 31, 2019		December 31, 2018
Assets
Current Assets:
Cash and cash equivalents	35,36	~~W~~	1,270,824	1,506,699
Short-term financial instruments	6,35,36		830,647	1,045,676
Short-term investment securities	11,35,36		166,666	195,080
Accounts receivable – trade, net	7,35,36,37		2,230,979	2,008,640
Short-term loans, net	7,35,36,37		66,123	59,094
Accounts receivable – other, net	3,7,35,36,37		905,436	937,837
Prepaid expenses	3,8		2,030,550	1,768,343
Contract assets	9		127,499	90,072
Inventories, net	10		162,882	288,053
Derivative financial assets	22,35,36,39		26,253	13
Prepaid income taxes	33		63,748	1,216
Advance payments and other	7,35,36,37		220,687	58,116

			8,102,294	7,958,839

Non-Current Assets:
Long-term financial instruments	6,35,36		990	1,221
Long-term investment securities	11,35,36		857,215	664,726
Investments in associates and joint ventures	13		13,385,264	12,811,771
Property and equipment, net	3,14,37,38		12,334,280	10,718,354
Goodwill	12,15		2,949,530	2,938,563
Intangible assets, net	3,16		4,866,092	5,513,510
Long-term contract assets	9		64,359	43,821
Long-term loans, net	7,35,36,37		33,760	29,034
Long-term accounts receivable - other	3,7,35,36,37,38		344,662	274,053
Long-term prepaid expenses	3,8		1,241,429	895,272
Guarantee deposits	7,35,36,37		164,734	313,140
Long-term derivative financial assets	21,35,36,39		124,707	55,444
Deferred tax assets	32		109,057	92,465
Defined benefit assets	20		1,125	31,926
Other non-current assets	7,35,36		32,122	26,972

			36,509,326	34,410,272

		~~W~~	44,611,620	42,369,111

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2019 and 2018

(In millions of won)	Note	December 31, 2019		December 31, 2018
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	17,35,36,39	~~W~~	20,603	80,000
Current installments of long-term debt, net	17,35,36,39		1,017,327	984,272
Current installments of long-term payables - other	18,35,36,39		423,839	424,243
Lease liabilities	3,35,36,37,39		304,247	—
Accounts payable - trade	35,36,37		438,297	381,302
Accounts payable - other	35,36,37		2,521,474	1,913,813
Contract liabilities	9		191,225	140,711
Withholdings	35,36,37		1,350,244	1,353,663
Accrued expenses	35,36		1,425,251	1,299,217
Income tax payable	32		5,450	182,343
Provisions	19,38		89,446	87,993
Other current liabilities			319	—

			7,787,722	6,847,557

Non-Current Liabilities:
Debentures, excluding current installments, net	17,35,36,39		7,253,894	6,572,211
Long-term borrowings, excluding current installments, net	17,35,36,38,39		1,972,149	2,015,365
Long-term payables - other	18,35,36,39		1,550,167	1,968,784
Long-term contract liabilities	9		32,231	43,102
Defined benefit liabilities	20		172,258	141,529
Long-term derivative financial liabilities	21,35,36,39		1,043	4,184
Long-term lease liabilities	3,35,36,37,39		408,493	—
Long-term provisions	19,38		53,783	99,215
Deferred tax liabilities	3,32		2,466,295	2,269,792
Other non-current liabilities	35,36		90,049	58,122

			14,000,362	13,172,304

Total Liabilities			21,788,084	20,019,861

Shareholders’ Equity
Share capital	1,22		44,639	44,639
Capital surplus and others	12,22,23,24,25		1,006,481	655,084
Retained earnings	3,26		22,235,285	22,144,541
Reserves	27		(329,576)	(373,442)

Equity attributable to owners of the Parent Company			22,956,829	22,470,822
Non-controlling interests			(133,293)	(121,572)

Total Shareholders’ Equity			22,823,536	22,349,250

		~~W~~	44,611,620	42,369,111

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

As of December 31, 2019 and 2018

(In millions of won)	Note	2019		2018
Operating revenue:	5,37
Revenue		~~W~~	17,743,702	16,873,960

Operating expenses:	37
Labor			2,822,673	2,288,655
Commissions	3,8		5,002,174	5,002,598
Depreciation and amortization	3,5		3,771,486	3,126,118
Network interconnection			752,334	808,403
Leased lines			272,616	309,773
Advertising			434,561	468,509
Rent	3		231,934	529,453
Cost of goods sold			1,833,362	1,796,146
Others	29		1,512,582	1,342,545

			16,633,722	15,672,200

Operating profit	5		1,109,980	1,201,760
Finance income	5,31		141,977	256,435
Finance costs	3,5,31		(429,758)	(385,232)
Gain relating to investments in subsidiaries, associates and joint ventures, net	5,13		449,543	3,270,912
Other non-operating income	5,30		103,140	71,253
Other non-operating expenses	5,30		(212,227)	(439,162)

Profit before income tax	5		1,162,655	3,975,966
Income tax expense	32		300,713	843,978

Profit for the year			861,942	3,131,988

Attributable to:
Owners of the Parent Company		~~W~~	889,907	3,127,887
Non-controlling interests			(27,965)	4,101
Earnings per share	33
Basic and diluted earnings per share (in won)		~~W~~	12,144	44,066

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

As of December 31, 2019 and 2018

(In millions of won)	Note	2019		2018
Profit for the year		~~W~~	861,942	3,131,988
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	20		(72,605)	(41,490)
Net change in other comprehensive income of investments in associates	13,27		(19,269)	(16,330)
Valuation loss on financial assets at fair value through other comprehensive income	27,31		(17,943)	(130,035)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income of investments in associates and joint ventures	13,27		75,763	(1,753)
Net change in unrealized fair value of derivatives	21,27,31		40,681	32,227
Foreign currency translation differences for foreign operations	27		(5,618)	12,291

Other comprehensive loss for the year, net of taxes			1,009	(141,584)

Total comprehensive income		~~W~~	862,951	2,990,404

Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~	892,260	3,000,503
Non-controlling interests			(29,309)	(10,099)

See accompanying notes to the consolidated financial statements.

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2019, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service	8,982,136	11.12
Institutional investors and other shareholders	41,263,572	51.11
Kakao Co., Ltd.	1,266,620	1.57
Treasury shares	7,609,263	9.42

	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2)	List of subsidiaries

The list of subsidiaries as of December 31, 2019 and December 31, 2018 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2019	Dec. 31, 2018
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Telecommunication services	100.0	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICEACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.)	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (holdings company)	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	One Store Co., Ltd.(*2)	Korea	Telecommunication services	52.7	65.5
	SK Planet Co., Ltd.	Korea	Telecommunication services, system software development and supply services	98.7	98.7
	Eleven Street Co., Ltd.(*3)	Korea	E-commerce	80.3	81.8
	DREAMUS COMPANY (Formerly, IRIVER LIMITED)(*4)	Korea	Manufacturing digital audio players and other portable media devices	51.4	52.6
	SK Infosec Co., Ltd.	Korea	Information security service	100.0	100.0
	Life & Security Holdings Co., Ltd.	Korea	Investment(holdings company)	55.0	55.0
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.	Japan	Information gathering and consulting	100.0	100.0

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2019 and December 31, 2018 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2019	Dec. 31, 2018
Subsidiaries owned by the Parent Company	id Quantique SA(*5) SK Telecom TMT Investment Corp.(*6) FSK L&S Co., Ltd.(*6) Incross Co., Ltd.(*6) Happy Hanool Co., Ltd.(*6)	Switzerland USA Korea Korea Korea	Quantum information and communications service Investment Freight and logistics consulting business Media representative business Service	66.8 100.0 60.0 34.6 100.0	65.6 — — — —
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd. SKP GLOBAL HOLDINGS PTE. LTD. SKP America LLC. shopkick Management Company, Inc.(*6) shopkick, Inc.(*6) K-net Culture and Contents Venture Fund	Korea Singapore USA USA USA Korea

Data base and internet website service

Investment (holdings company)

Digital contents sourcing service

Investment

Reward points-based in-store shopping application development

Capital investing in startups

				100.0 100.0 100.0 — — 59.0	100.0 100.0 100.0 100.0 100.0 59.0
Subsidiaries owned by DREAMUS COMPANY (Formerly, IRIVER LIMITED)	iriver Enterprise Ltd. iriver Inc.(*6) iriver China Co., Ltd. Dongguan iriver Electronics Co., Ltd. groovers Japan Co., Ltd.(*6) LIFE DESIGN COMPANY Inc. groovers Inc.(*6)	Hong Kong USA China China Japan Japan Korea

Management of Chinese subsidiaries

Marketing and sales in North America

Sales of and manufacturing MP3 and 4

Sales of and manufacturing e-book

Digital music contents sourcing and distribution service

Sale of goods in Japan

Sale of contents and Mastering Quality Sound album

				100.0 — 100.0 100.0 — 100.0 —	100.0 100.0 100.0 100.0 100.0 100.0 100.0
Subsidiary owned by SK Infosec Co., Ltd.	SKinfosec Information Technology (Wuxi) Co., Ltd.(*6)	China	System software development and supply services	100.0	—
Subsidiaries owned by Life & Security Holdings Co., Ltd.	ADT CAPS Co., Ltd. CAPSTEC Co., Ltd. ADT SECURITY Co., Ltd.	Korea Korea Korea	Unmanned security Manned security Sales and trade of anti-theft devices and surveillance devices	100.0 100.0 100.0	100.0 100.0 100.0
Subsidiary owned by SK Telink Co., Ltd.	SK TELINK VIETNAM Co., Ltd.	Vietnam	Communications device retail business	100.0	100.0
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd. SK stoa Co., Ltd.	Korea Korea	Operation of information and communications facility Other telecommunication retail business	100.0 100.0	100.0 100.0
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	Japan	Digital Contents sourcing service	79.8	79.8
Subsidiary owned by id Quantique SA	Id Quantique LLC	Korea	Quantum information and communications service	100.0	100.0
Subsidiary owned by FSK L&S Co., Ltd.	FSK L&S (Shanghai) Co., Ltd.(*6)	China	Logistics business	66.0	—

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2019 and 2018 is as follows, Continued:

Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2019	Dec. 31, 2018
Subsidiaries owned by Incross Co., Ltd.	Infra Communications Co., Ltd.(*6) Mindknock Co., Ltd.(*6)	Korea Korea	Service operation Software development	100.0 100.0	— —
Others(*7)	SK Telecom Innovation Fund, L.P. SK Telecom China Fund I L.P.	USA Cayman Islands	Investment Investment	100.0 100.0	100.0 100.0

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	The ownership has changed due to an unequal paid-in capital increase of One store Co., Ltd. during the year ended December 31, 2019.
(*3)

80.3% of the shares issued by Eleven Street Co., Ltd. are owned by the Parent Company and 18.2% of redeemable convertible preferred shares with voting rights are owned by non-controlling shareholder. During the year ended December 31, 2019, Eleven Street Co., Ltd. acquired 1.5% of its outstanding shares from SK Planet Co., Ltd., which is currently held as treasury shares as of December 31, 2019. The Parent Company is obliged to guarantee dividend of at least 1% per annum of the preferred share’s issue price to the investor by the date on which Eleven Street Co., Ltd. is publicly listed or qualifying listing period is completed, whichever occurs first. The present value of obligatory dividends amounting to ~~W~~8,805 million are recognized as financial liabilities as of December 31, 2019.

(*4)	The ownership has changed due to the conversion of the convertible bonds issued by DREAMUS COMPANY (Formerly, IRIVER LIMITED) during the year ended December 31, 2019.
(*5)	The ownership has changed due to an unequal paid-in capital increase of id Quantique SA during the year ended December 31, 2019.
(*6)	Details of changes in the consolidation scope during the year ended December 31, 2019 are presented and explained separately in Note 1-(4).
(*7)	Others are owned together by Atlas Investment and another subsidiary of the Parent Company.

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2019 is as follows:

(In millions of won)
	As of December 31, 2019				2019
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.(*1)	~~W~~	326,483	138,136	188,347	363,627	3,010
Eleven Street Co., Ltd.		923,424	446,432	476,992	530,489	(5,077)
SK m&service Co., Ltd.		109,699	58,605	51,094	218,848	2,615
SK Communications Co., Ltd.		67,327	29,751	37,576	39,944	(13,071)
SK Broadband Co., Ltd.		4,447,549	2,811,417	1,636,132	3,237,592	48,583
K-net Culture and Contents Venture Fund		151,492	21,163	130,329	—	(294)
PS&Marketing Corporation		439,947	225,942	214,005	1,684,576	96
SERVICEACE Co., Ltd.		80,844	55,133	25,711	206,080	3,906
SERVICE TOP Co., Ltd.		66,932	50,060	16,872	193,377	2,230
SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.)		96,446	62,086	34,360	281,634	1,724
SK Planet Co., Ltd.		595,838	278,438	317,400	275,544	1,214
DREAMUS COMPANY (Formerly, IRIVER LIMITED)(*2)		170,964	53,669	117,295	196,961	(48,365)
SKP America LLC.		48,344	126	48,218	—	(351,470)
Life & Security Holdings Co., Ltd.(*3)		2,639,781	2,330,920	308,861	913,301	12,703
SK Infosec Co., Ltd. (*4)		157,870	61,151	96,719	270,423	18,465
One Store Co., Ltd.		236,329	93,625	142,704	135,116	(5,415)
Home & Service Co., Ltd.		113,176	76,192	36,984	351,154	(267)
SK stoa Co., Ltd.		72,000	60,453	11,547	196,063	875
FSK L&S Co., Ltd.(*5)		47,801	19,902	27,899	130,872	306
Incross Co., Ltd.(*6)		144,529	78,519	66,010	19,787	5,756

(*1)	The condensed financial information of SK Telink Co., Ltd. is consolidated financial information including SK TELINK VIETNAM Co., Ltd.
(*2)	The condensed financial information of IRIVER LIMITED is consolidated financial information including iriver Enterprise Ltd. and three other subsidiaries of IRIVER LIMITED.
(*3)

The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS Co., Ltd. and two other subsidiaries of Life & Security Holdings Co., Ltd.

(*4)	The condensed financial information of SK Infosec Co., Ltd. is consolidated financial information including SKinfosec Information Technology (Wuxi) Co., Ltd.
(*5)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd.
(*6)

The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary from the effective date of acquisition to December 31, 2019.

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2018 is as follows, Continued:

(In millions of won)
	As of December 31, 2018				2018
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.(*1)	~~W~~	493,972	107,565	386,407	373,019	39,962
Eleven Street Co., Ltd. (*2)		1,045,946	495,907	550,039	228,000	(9,507)
SK m&service Co., Ltd.		97,924	48,182	49,742	208,936	(119)
SK Communications Co., Ltd.		79,646	28,458	51,188	41,604	(10,323)
SK Broadband Co., Ltd.		4,266,458	2,682,236	1,584,222	3,158,877	154,999
K-net Culture and Contents Venture Fund		147,691	20,873	126,818	—	58,584
PS&Marketing Corporation		432,699	216,624	216,075	1,587,203	76
SERVICEACE Co., Ltd.		76,770	45,229	31,541	198,164	4,217
SERVICE TOP Co., Ltd.		74,452	49,400	25,052	205,574	5,276
Network O&S Co., Ltd.		81,773	42,257	39,516	265,183	1,089
SK Planet Co., Ltd.		753,630	436,501	317,129	672,648	(436,106)
DREAMUS COMPANY (Formerly, IRIVER LIMITED)(*3)		204,479	44,620	159,859	137,849	(21,314)
SKP America LLC.		383,697	—	383,697	—	(370)
Life & Security Holdings Co., Ltd.(*4)		2,611,838	2,261,456	350,382	197,487	6,038
SK Infosec Co., Ltd. (*5)		183,896	54,301	129,595	—	—
One Store Co., Ltd.		116,716	65,890	50,826	110,284	(13,903)
Home & Service Co., Ltd.		87,159	45,341	41,818	325,177	(1,264)
SK stoa Co., Ltd.		41,305	37,560	3,745	116,459	(16,987)

(*1)	The condensed financial information of SK Telink Co., Ltd. is consolidated financial information including SK TELINK VIETNAM Co., Ltd.
(*2)	The condensed financial information of Eleven Street Co., Ltd. includes four months of revenue and profit and loss since the spin-off on August 31, 2018.
(*3)

The condensed financial information of DREAMUS COMPANY (Formerly, IRIVER LIMITED) is consolidated financial information including iriver Enterprise Ltd. and six other subsidiaries of DREAMUS COMPANY (Formerly, IRIVER LIMITED).

(*4)

The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS Co., Ltd. and two other subsidiaries, including 3 months of revenue and profit and loss since Life & Security Holdings Co., Ltd. acquired by the Parent Company on October 1, 2018.

(*5)	SK Infosec Co., Ltd. was acquired by the Parent Company and newly included in consolidation as of December 27, 2018.

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the year ended December 31, 2019 is as follows:

Subsidiary	Reason
SK Telecom TMT Investment Corp.	Established by the Parent Company
FSK L&S Co., Ltd.	Acquired by the Parent Company
FSK L&S (Shanghai) Co., Ltd.	Subsidiary of FSK L&S Co., Ltd.
Incross Co., Ltd.	Acquired by the Parent Company
Infra Communications Co., Ltd.	Subsidiary of Incross Co., Ltd.
Mindknock Co., Ltd.	Acquired by Incross Co., Ltd.
Happy Hanool Co., Ltd.	Established by the Parent Company
SKinfosec Information Technology (Wuxi) Co., Ltd.	Established by SK Infosec Co., Ltd.

The list of subsidiaries that were excluded from consolidation during the year ended December 31, 2019 is as follows:

Subsidiary	Reason
groovers Inc.	Merged into DREAMUS COMPANY(Formerly, IRIVER LIMITED)
shopkick Management Company, Inc.	Disposed
shopkick, Inc.	Disposed
iriver Inc.	Disposed
groovers Japan Co., Ltd.	Merged into DREAMUS COMPANY(Formerly, IRIVER LIMITED)

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	DREAMUS COMPANY (Formerly, IRIVER LIMITED)		One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd.	Incross Co., Ltd.
Ownership of non-controlling interests (%)		48.6	47.3	18.2	45.0	65.4

	As of December 31, 2019
Current assets	~~W~~	135,879	208,527	779,568	126,437	133,741
Non-current assets		35,085	27,802	143,856	2,513,344	10,788
Current liabilities		(49,776)	(88,842)	(420,022)	(279,403)	(77,530)
Non-current liabilities		(3,893)	(4,783)	(26,410)	(2,051,517)	(989)
Net assets		117,295	142,704	476,992	308,861	66,010
Fair value adjustment and others		—	—	(18,805)	(1,219,701)	—
Net assets on the consolidated financial statements		117,295	142,704	458,187	(910,840)	66,010
Carrying amount of non-controlling interests		57,175	67,742	84,673	(409,878)	41,074

	2019
Revenue	~~W~~	196,961	135,116	530,489	913,301	19,787
Profit (Loss) for the year		(48,365)	(5,415)	(5,077)	12,703	5,756
Depreciation of the fair value adjustment and others		—	—	(614)	(14,913)	—
Profit(Loss) for the year on the consolidated financial statements		(48,365)	(5,415)	(5,691)	(2,210)	5,756
Total comprehensive income (loss)		(48,331)	(5,856)	(13,590)	(5,413)	5,662
Profit (Loss) attributable to non-controlling interests		(23,281)	(2,256)	(1,064)	(978)	3,630
Net cash provided by (used in) operating activities	~~W~~	(1,367)	14,426	7,980	238,378	(9,331)
Net cash provided by (used in) investing activities		(2,617)	(87,275)	99,998	(194,472)	22,453
Net cash provided by (used in) financing activities		(2,965)	96,189	(70,319)	(51,129)	(4,644)
Effects on exchange rate changes on cash and cash equivalents		197	2	36	—	—
Net increase(decrease) in cash and cash equivalents		(6,752)	23,342	37,695	(7,223)	8,478
Dividend paid to non- controlling interests during the year ended December 31, 2019	~~W~~	—	—	17,500	28,786	—

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2019 and 2018 are as follows, Continued:

(In millions of won)
	K-net Culture and Contents Venture Fund		IRIVER LIMITED	One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd.
Ownership of non- controlling interests (%)		41.0	47.4	34.5	18.2	45.0

	As of December 31, 2018
Current assets	~~W~~	118	150,199	92,844	923,153	124,091
Non-current assets		147,573	54,465	23,872	122,793	2,487,747
Current liabilities		(20,873)	(42,142)	(63,440)	(486,391)	(243,064)
Non-current liabilities		—	(2,663)	(2,450)	(9,516)	(2,018,392)
Net assets		126,818	159,859	50,826	550,039	350,382
Fair value adjustment and others		—	—	—	(23,191)	(1,216,347)
Net assets on the consolidated financial statements		126,818	159,859	50,826	526,848	(865,965)
Carrying amount of non-controlling interests		51,995	76,204	17,711	95,811	(389,684)

	2018
Revenue	~~W~~	—	137,849	110,284	228,000	197,487
Profit (Loss) for the year		58,584	(21,314)	(13,903)	(9,507)	6,038
Depreciation of the fair value adjustment and others		—	—	—	(161)	(2,954)
Profit(Loss) for the year on the consolidated financial statements		58,584	(21,314)	(13,903)	(9,668)	3,084
Total comprehensive income (loss)		27,773	(21,125)	(14,386)	(8,897)	(991)
Profit (Loss) attributable to non-controlling interests		24,019	(10,094)	(4,791)	(1,758)	1,387
Net cash provided by (used in) operating activities	~~W~~	115,566	13,635	7,181	(69,347)	(23,451)
Net cash provided by (used in) investing activities		600	(10,169)	(11,482)	(470,211)	(139,430)
Net cash provided by (used in) financing activities		(116,150)	69,267	5	494,923	124,076
Net increase(decrease) in cash and cash equivalents		16	72,733	(4,296)	(44,635)	(38,805)
Dividend paid to non- controlling interests during the year ended December 31, 2018	~~W~~	36,178	—	—	—	—

2.	Basis of Preparation

These consolidated financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

The consolidated financial statements for the year ended as of December 31, 2019 comprise the Group and the Group’s investments in associates and joint ventures.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 6, 2020, which will be submitted for approval at the shareholders’ meeting to be held on March 26, 2020.

(1)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	assets for defined benefit plans recognized at the net of the fair value of plan assets less the total present value of defined benefit obligations.

(2)	Functional and presentation currency

Financial statements of Group entities within the Group are prepared in functional currency of each group entity, which is the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(3)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in notes for the following areas: consolidation (whether the Group has de facto control over an investee) and classification of lease.

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

2)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 7 and 36), estimated useful lives of costs to obtain a contract (notes 8), property and equipment and intangible assets (notes 4 (7), (9), 14 and 16), impairment of goodwill (notes 4 (11) and 15), recognition of provision (notes 4 (17) and 19), measurement of defined benefit liabilities (notes 4 (16) and 20), and recognition of deferred tax assets (liabilities) (notes 4 (24) and 32).

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 36.

3.	Changes in accounting policies

The Group has initially adopted K-IFRS No. 1116 from January 1, 2019. A number of other amended standards are effective from January 1, 2019, but they do not have a material effect on the Group’s consolidated financial statements.

K-IFRS No. 1116, Leases

K-IFRS No. 1116 introduced a single, on-balance sheet accounting model for lessees. As a result, the Group, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

The Group has applied K-IFRS No. 1116 from January 1, 2019 using the cumulative effect method with the effect of initially applying this standard as an adjustment to the opening balance of retained earnings as at January 1, 2019. Accordingly, the comparative information presented for 2018 has been presented, as previously reported, under K-IFRS No. 1017 and has not been restated. Details of the changes in accounting policies are disclosed below.

(1)	Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under K-IFRS No. 2104, Determining Whether an Arrangement Contains a Lease. The Group now assesses whether a contract is or contains a lease based on the new definition of a lease. Under K-IFRS No. 1116, a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

(2)	As a lessee

The Group leases a number of assets including buildings and vehicles. The terms of leases are negotiated individually and include various conditions. Each lease contract is entered into with a term of 1~50 years.

As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under K-IFRS No. 1116, the Group recognizes right-of-use assets and lease liabilities for most leases – i.e. theses leases are presented on the statements of financial position.

However, the Group has elected not to recognize right-of-use assets and lease liabilities for leases with the lease term of 12 months or less at the commencement date and for leases of low-value assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term. The Group has also elected to apply the practical expedient which allows a lease and associated non-lease components to be accounted for as a single lease component.

3.	Significant Accounting Policies, Continued

(2)	As a lessee, Continued

1)	Significant accounting policies

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability. The Group presents its right-of-use assets in Property and equipment on the statements of financial position. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payment made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Group has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include extension options. The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized. The Group has not included the extension option periods in the lease term because it is not reasonably certain to exercise such options. After the commencement date, the Group reassesses the lease term upon the occurrence of a significant event or a significant change in circumstances that is within the control of the Group that affects whether the Group is reasonably certain to exercise the extension option.

3.	Significant Accounting Policies, Continued

(2)	As a lessee, Continued

2)	Transition requirements

At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as of January 1, 2019. Right-of-use assets are measured at either:

•	their carrying amount as if K-IFRS No. 1116 had been applied since the commencement date, discounted using the lessee’s incremental borrowing rate at the date of initial application; or

•	an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The Group used the following practical expedients when applying K-IFRS No. 1116 to leases previously classified as operating leases under K-IFRS No. 1017.

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

(3)	As a lessor

The accounting policies applicable to the Group as a lessor are not different from those under K-IFRS No. 1017. However, when the Group is an intermediate lessor the subleases are classified with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

3.	Significant Accounting Policies, Continued

(4)	Impacts on financial statements

1)	Impacts on transition

On transition to K-IFRS No. 1116, the Group recognized right-of-use assets and lease liabilities, with the difference recognized in retained earnings. The impacts on transition are summarized below.

(In millions of won)	January 1, 2019
Impacts on the assets:
Right-of-use assets presented in property and equipment	~~W~~	654,449
Increase in accounts receivable – other (lease receivables)		31,355
Adjustments in property and equipment, intangible assets		(3,387)
Decrease in advanced payments and others		(52,584)

		629,833

Impacts on the liabilities:
Increase in the lease liabilities		663,827
Decrease in deferred tax liabilities		(9,305)

		654,522
Decrease in retained earnings		(24,186)

Decrease in non-controlling interests	~~W~~	(503)

When measuring lease liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average rate applied is 2.11%.

(In millions of won)	January 1, 2019
Operating lease commitments at December 31, 2018	~~W~~	766,978
Discounted using the incremental borrowing rate at January 1, 2019		735,051
- Recognition exemption for leases with less than 12 months of lease term at the lease commencement date		(66,548)
- Recognition exemption for leases of low-value assets		(4,676)

Lease liabilities recognized at January 1, 2019	~~W~~	663,827

3.	Significant Accounting Policies, Continued

(4)	Impacts on financial statements, Continued

2)	Impacts subsequent to transition

①	As a lessee

As a result of initially applying K-IFRS No. 1116, in relation to the leases that were previously classified as operating leases the Group recognized ~~W~~709,396 million of right-of-use assets and ~~W~~712,740 million of lease liabilities as of December 31, 2019.

Also, in relation to those leases under K-IFRS No. 1116, the Group has recognized depreciation and interest costs, instead of operating lease expense. For the year ended December 31, 2019, the Group recognized ~~W~~360,606 million of depreciation charges and ~~W~~15,471 million of interest costs from those leases. Expenses related to short-term leases and leases of low-value assets are ~~W~~140,991 million and ~~W~~3,267 million, respectively.

The payments of lease liabilities presented in the cash flows from financing activities would have been included in the cash flows from operating activities if the previous accounting standards were applied.

②	As a lessor

a.	Finance lease

The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date. Under K-IFRS No. 1117, the Group did not have any finance leases as a lessor.

(In millions of won)	Amount
Less than 1 year	~~W~~	24,286
1 year ~ 2 year		12,690
2 year ~ 3 year		6,348
3 year ~ 4 year		3,683
4 year ~ 5 year		1,589
More than 5 year		1

Undiscounted lease payments	~~W~~	48,597

Unrealized finance income		1,822
Net investment in the lease		46,775

3.	Significant Accounting Policies, Continued

(4)	Impacts on financial statements, Continued

2)	Impacts subsequent to transition, Continued

②	As a lessor, Continued

b.	Operating lease

The Group recognized lease income of ~~W~~163,355 million for the year ended December 31, 2019, of which variable lease payment received is ~~W~~20,101 million.

The following table sets out a maturity analysis of lease payments, showing the undiscounted lease payments to be received after the reporting date.

(In millions of won)	Amount
Less than 1 year	~~W~~	132,157
1 year ~ 2 year		65,147
2 year ~ 3 year		1,321
3 year ~ 4 year		1,243
4 year ~ 5 year		1,218
More than 5 year		3

	~~W~~	201,089

4.	Significant Accounting Policies

The significant accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with K-IFRS are included below. The significant accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2018, except for the changes in accounting policies described in Note 3.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has five reportable segments as described in Note 5. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

(2)	Basis of consolidation

1)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. The difference between the acquired company’s fair value and the consideration transferred is accounted for goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received excluding costs to issue debt or equity securities recognized based on K-IFRS No. 1032 and 1109.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship and the amount settled in relation to the pre-existing relationship is generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration through profit or loss.

2)	Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

3)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

4)	Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

5)	Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures. An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement has rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

6)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

7)	Business combinations under common control

SK Holdings Co., Ltd. is the ultimate controlling entity of the Group. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

4.	Significant Accounting Policies, Continued

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current operations as operating expenses.

(5)	Non-derivative financial assets

1)	Recognition and initial measurement

Accounts receivable - trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable - trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable - trade without a significant financing component is initially measured at the transaction price.

2)	Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2)	Classification and subsequent measurement, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The following accounting polices apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

3)	Impairment

The Group estimates the expected credit losses (ECL) for the debt instruments that are measured at amortized cost and FVOCI based on the forward-looking data. The impairment approach is decided based on the assessment of significant increase in credit risk. However, the Group applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for Accounts receivables – trade and lease receivables from the initial recognition.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

At each reporting date, the Group assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

4)	Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expires, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized in its statement of financial position but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

5)	Offsetting

Financial assets and financial liabilities are offset, and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the recognized amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

A financial asset and a financial liability are offset only when the right of set-off is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2)	Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

4.	Significant Accounting Policies, Continued

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15
Other property and equipment	2 ~10

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

4.	Significant Accounting Policies, Continued

(8)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets, and assets that are ready for their intended use or sale when acquired are not qualifying assets either.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period do not exceed the amount of borrowing costs incurred during that period.

(9)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets including brand are determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 10
Land usage rights	5
Industrial rights	5, 10
Development costs	3 ~ 5
Facility usage rights	10, 20
Customer relations	3 ~ 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

4.	Significant Accounting Policies, Continued

(9)	Intangible assets, Continued

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(10)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

1)	Grants related to assets

Government grants whose primary condition is that the Group purchases, constructs, or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

2)	Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

(11)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets other than assets arising from employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Group estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

4.	Significant Accounting Policies, Continued

(11)	Impairment of non-financial assets, Continued

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(12)	Leases - Policies applicable from January 1, 2019

The Group has applied K-IFRS No. 1116, Leases, from January 1, 2019. See note 3 (1) for additional information.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in K-IFRS No. 1116, Leases.

1)	As a lessee

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability. The Group presents its right-of-use assets in Property and equipment on the statements of financial position. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payment made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Group has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include extension options. The assessment of whether The Group is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized. The Group has not included the extension option periods in the lease term because it is not reasonably certain to exercise such options. After the commencement date, The Group reassesses the lease term upon the occurrence of a significant event or a significant change in circumstances that is within the control of The Group that affects whether The Group is reasonably certain to exercise the extension option.

4.	Significant Accounting Policies, Continued

(12)	Leases - Policies applicable from January 1, 2019, Continued

1)	As a lessee, Continued

The Group has elected not to recognize right-of-use assets and liabilities for leases with the lease term of 12 months or less at the commencement date and for leases of low-value assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term. The Group has also elected to apply the practical expedient which allows a lease and associated non-lease components to be accounted for as a single lease component.

2)	As a lessor

The Group determines whether each lease is a finance lease or an operating lease at inception of a contract. A lease is classified as a finance lease when the lease transfers substantially all of the risks and rewards of ownership of the underlying asset. If not, then it is classified as an operating lease.

When the Group is an intermediate lessor, the Group accounts for the head lease and the sublease separately. The subleases are classified with reference to the right-of-use assets arising from the head lease, not with reference to the underlying asset.

(13)	Leases - Policies applied before January 1, 2019

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

1)	Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statement of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased assets are impaired at the reporting date.

4.	Significant Accounting Policies, Continued

(13)	Leases - Policies applied before January 1, 2019, Continued

2)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the lease term.

3)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a financial lease that it is impracticable to separate the payments reliably, the Group recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Group’s incremental borrowing rate of interest.

(14)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

4.	Significant Accounting Policies, Continued

(15)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

1)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liability. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3)	Derecognition of financial liability

The Group extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Group recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid (including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

4.	Significant Accounting Policies, Continued

(16)	Employee benefits

1)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3)	Retirement benefits: defined contribution plans

When an employee has rendered a service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4)	Retirement benefits: defined benefit plans

At of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

4.	Significant Accounting Policies, Continued

(16)	Employee benefits, Continued

5)	Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(17)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(18)	Transactions in foreign currencies

1)	Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments.

4.	Significant Accounting Policies, Continued

(18)	Transactions in foreign currencies, Continued

2)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the closing rate at the reporting date.

When a foreign operation is disposed, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(19)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Group repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners

(20)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

4.	Significant Accounting Policies, Continued

(21)	Share-based Payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Group measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For cash-settled share-based payment transaction, the Group measures the goods or services received at fair value, and the related expense and liabilities are recognized over the vesting period of the awards. The Group remeasures the fair value of the liabilities at the end of each reporting period and at the final settlement date of the liabilities, and the changes in the fair value is recognized as an expense.

(22)	Revenue

1)	Identification of performance obligations in contracts with customers

The Group identifies the distinct services or goods as performance obligations in contracts with customers such as (1) wireless telecommunications services and (2) selling other goods and services and (3) providing other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Group allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2)	Allocation of the transaction price to each performance obligation

The Group allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Group uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service. As an exception, the Group uses “Expected cost plus a margin approach” for insignificant transactions.

3)	Incremental costs of obtaining a contract

The Group pays commissions to its direct retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Group’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Group capitalizes certain costs associated with the commissions paid to obtain new customer contracts and amortize them over the expected contract periods with customers

4.	Significant Accounting Policies, Continued

(22)	Revenue, Continued

4)	Customer loyalty programs

The Group provides customer loyalty points to customers based on the usage of the service to which the Group allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount allocated to the loyalty program is deferred and is recognized as revenue when loyalty points are redeemed. The deferred revenue is included in contract liabilities.

(23)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized as it accrues in profit or loss using the effective interest rate method.

(24)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except for transactions or events directly recognized in other comprehensive income or equity.

The Group pays income tax in accordance with the tax-consolidation system when the parent company and its subsidiaries are economically unified.

1)	Current tax

In accordance with the tax-consolidation system, the Parent Company calculates current taxes for the Parent Company and its wholly owned domestic subsidiaries and recognizes the income tax payable as current tax liabilities of the Parent Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

4.	Significant Accounting Policies, Continued

(24)	Income taxes, Continued

2)	Deferred tax

Deferred tax is recognized using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Group and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Group reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized, or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Group has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

4.	Significant Accounting Policies, Continued

(25)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(26)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2019 and earlier application is permitted; however, the Group has not adopted the following new standards early in preparing the accompanying consolidated financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements.

•	Amendments to References to Conceptual Framework in K-IFRS Standards.

•	Definition of a Business (Amendments to K-IFRS No. 1103, Business Combination).

•	Definition of Materiality (Amendments to K-IFRS No. 1001, Presentation of Financial Statements and K-IFRS No. 1008 Accounting Policies, Changes in Accounting Estimates and Errors).

SK TELECOM CO., LTD. AND SUBSIDIARIES

Separate Financial Statements

December 31, 2019

SK TELECOM CO., LTD.

Separate Statements of Financial Position

As of December 31, 2019 and 2018

(In millions of won)
	Note	December 31, 2019		December 31, 2018
Assets
Current Assets:
Cash and cash equivalents	33,34	~~W~~	497,282	877,823
Short-term financial instruments	5,33,34		234,000	99,000
Short-term investment securities	9,33,34		31,920	47,849
Accounts receivable - trade, net	6,33,34,35		1,479,971	1,354,260
Short-term loans, net	6,33,34,35		57,751	54,336
Accounts receivable - other, net	3,6,33,34,35,36		507,680	518,451
Contract assets	8		7,173	1,689
Prepaid expenses	3,7		1,970,982	1,688,234
Guarantee deposits	6,33,34,35		73,345	—
Inventories, net			11,125	22,079
Prepaid income taxes	30		70,528	—
Derivative financial assets	18,33,34		26,253	—
Advanced payments and others	6,33,34,35		43,353	15,657

			5,011,363	4,679,378

Non-Current Assets:
Long-term financial instruments	5,33,34		382	382
Long-term investment securities	9,33,34		510,633	410,672
Investments in subsidiaries, associates and joint ventures	10		10,578,158	10,188,914
Property and equipment, net	3,11,35		8,264,888	6,943,490
Goodwill	12		1,306,236	1,306,236
Intangible assets, net	3,13		3,461,152	4,010,864
Long-term loans, net	6,33,34,35		7,474	7,236
Long-term accounts receivable - other	3,6,33,34,36		332,220	274,053
Long-term contract assets	8		23,724	5,842
Long-term prepaid expenses	3,7		1,134,749	753,181
Guarantee deposits	6,33,34,35		108,141	184,887
Long-term derivative financial assets	18,33,34		99,998	50,805
Defined benefit assets	17		—	31,834
Other non-current assets			249	249

			25,828,004	24,168,645

		~~W~~	30,839,367	28,848,023

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2019 and 2018

(In millions of won)
	Note	December 31, 2019		December 31, 2018
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable - other	33,34,35	~~W~~	2,266,958	1,622,744
Contract liabilities	8		88,257	46,075
Withholdings	33,34		685,822	696,790
Accrued expenses	33,34		793,669	664,286
Income tax payable	30		—	162,609
Provisions	16		50,912	49,303
Current installments of long-term debt, net	14,33,34,37		520,292	512,377
Lease liabilities	3,33,34,35,37		207,710	—
Current installments of long-term payables - other	15,33,34,37		423,839	423,884
Other current liabilities	33,34		20,019	—

			5,057,478	4,178,068

Non-Current Liabilities:
Debentures, excluding current installments, net	14,33,34,37		5,900,829	5,222,865
Long-term borrowings, excluding current installments, net	14,33,34,37		19,777	31,764
Long-term payables - other	15,33,34,37		1,544,699	1,939,082
Long-term contract liabilities	8		11,342	8,358
Long-term derivative financial liabilities	18,33,34,37		—	1,107
Long-term lease liabilities	3,33,34,35,37		203,179	—
Long-term provisions	16		16,359	12,483
Deferred tax liabilities	3,30		644,754	523,732
Defined benefit liabilities	17		25,093	—
Other non-current liabilities	33,34		26,118	43,077

			8,392,150	7,782,468

Total Liabilities			13,449,628	11,960,536

Shareholders’ Equity:
Share capital	1,19		44,639	44,639
Capital surplus and others	19,20,21,22		715,619	415,324
Retained earnings	3,23,24		16,678,787	16,467,789
Reserves	25		(49,306)	(40,265)

Total Shareholders’ Equity			17,389,739	16,887,487

		~~W~~	30,839,367	28,848,023

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Income

As of December 31, 2019 and 2018

(In millions of won)	Note	2019		2018
Operating revenue:	26,35
Revenue		~~W~~	11,416,215	11,705,639

Operating expenses:	35
Labor			783,124	684,777
Commissions	3,7		4,419,953	4,454,763
Depreciation and amortization	3		2,672,597	2,324,509
Network interconnection			565,084	606,452
Leased lines			213,753	276,699
Advertising			154,124	169,003
Rent	3		223,439	445,122
Cost of goods sold			479,605	500,119
Others	27		954,427	936,701

			10,466,106	10,398,145

Operating profit			950,109	1,307,494
Finance income	29		615,589	279,059
Finance costs	3,29		(270,795)	(255,455)
Other non-operating income	28		78,212	41,265
Other non-operating expenses	28		(119,075)	(149,817)
Loss on investments in subsidiaries, associates and joint ventures, net	10		(68,550)	(1,302)

Profit before income tax			1,185,490	1,221,244
Income tax expense	30		205,152	287,342

Profit for the year		~~W~~	980,338	933,902

Earnings per share:	31
Basic and diluted earnings per share (in won)		~~W~~	13,399	13,000

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

As of December 31, 2019 and 2018

(In millions of won)	Note	2019		2018
Profit for the year		~~W~~	980,338	933,902
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	17		(40,720)	(16,354)
Valuation loss on financial assets at fair value through other comprehensive income	25,29		(13,972)	(102,454)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	18,25,29		35,004	28,260

Other comprehensive loss for the year, net of taxes			(19,688)	(90,548)

Total comprehensive income		~~W~~	960,650	843,354

See accompanying notes to the separate financial statements.

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2019, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service	8,982,136	11.12
Institutional investors and other shareholders	41,263,572	51.11
Kakao Co., Ltd.	1,266,620	1.57
Treasury shares	7,609,263	9.42

	80,745,711	100.00

2.	Basis of Preparation

These separate financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent or an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost.

The separate financial statements were authorized for issuance by the Board of Directors on February 6, 2020, which will be submitted for approval at the shareholders’ meeting to be held on March 26, 2020.

(1)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	liabilities (assets) for defined benefit plans recognized at the net of the fair value of plan assets less the total present value of defined benefit obligations.

2.	Basis of Preparation, Continued

(2)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the currency of the primary economic environment in which the Company operates.

(3)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have most significant effects on the amounts recognized in the separate financial statements is included in note 4 for classification of lease.

2)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 6 and 34), estimated useful lives of costs to obtain a contract (notes 4 (22), and 7), property and equipment and intangible assets (notes 4 (7), (9), 11 and 13), impairment of goodwill (notes 4 (11) and 12), recognition of provision (notes 4 (17) and 16), measurement of defined benefit liabilities (notes 4 (16) and 17), and recognition of deferred tax assets (liabilities) (notes 4 (24) and 30).

3)	Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair value is reviewed is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, are used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

3)	Fair value measurement, Continued

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 34.

3.	Changes in accounting policies

The Company has initially adopted K-IFRS No. 1116 from January 1, 2019. A number of other amended standards are effective from January 1, 2019, but they do not have a material effect on the Company’s separate financial statements.

K-IFRS No. 1116, Leases

K-IFRS No. 1116 introduced a single, on-balance sheet accounting model for lessees. As a result, the Company, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

The Company has applied K-IFRS No. 1116 from January 1, 2019 using the cumulative effect method with the effect of initially applying this standard as an adjustment to the opening balance of retained earnings as at January 1, 2019. Accordingly, the comparative information presented for 2018 has been presented, as previously reported, under K-IFRS No. 1017 and has not been restated. Details of the changes in accounting policies are disclosed below.

(1)	Definition of a lease

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under K-IFRS No. 2104, Determining Whether an Arrangement Contains a Lease. The Company now assesses whether a contract is or contains a lease based on the new definition of a lease. Under K-IFRS No. 1116, a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

3.	Changes in accounting policies, Continued

(2)	As a lessee

The Company leases a number of assets including buildings and vehicles. The terms of leases are negotiated individually and include various conditions. Each lease contract is entered into with a term of 1~50 years.

As a lessee, the Company previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under K-IFRS No. 1116, the Company recognizes right-of-use assets and lease liabilities for most leases – i.e. theses leases are presented on the statements of financial position.

However, the Company has elected not to recognize right-of-use assets and lease liabilities for leases with the lease term of 12 months or less at the commencement date and for leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term. The Company has also elected to apply the practical expedient which allows a lease and associated non-lease components to be accounted for as a single lease component.

1)	Significant accounting policies

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability. The Company presents its right-of-use assets in Property and equipment on the statements of financial position. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payment made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include extension options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized. The Company has not included the extension option periods in the lease term because it is not reasonably certain to exercise such options. After the commencement date, the Company reassesses the lease term upon the occurrence of a significant event or a significant change in circumstances that is within the control of the Company that affects whether the Company is reasonably certain to exercise the extension option.

3.	Changes in accounting policies, Continued

(2)	As a lessee, Continued

2)	Transition requirements

At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as of January 1, 2019. Right-of-use assets are measured at their carrying amounts as if K-IFRS No. 1116 had been applied since the commencement date, discounted using the Company’s incremental borrowing rate at the date of initial application.

The Company used the following practical expedients when applying K-IFRS No. 1116 to leases previously classified as operating leases under K-IFRS No. 1017.

•	Excluded initial direct costs from measuring the right-of-use assets at the date of initial application.

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

(3)	As a lessor

The accounting policies applicable to the Company as a lessor are not different from those under K-IFRS No. 1017. However, when the Company is an intermediate lessor the subleases are classified with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

(4)	Impacts on financial statements

1)	Impacts on transition

On transition to K-IFRS No. 1116, the Company recognized right-of-use assets and lease liabilities, with the difference recognized in retained earnings. The impacts on transition are summarized below.

(In millions of won)
	January 1, 2019
Impacts on the assets:
Right-of-use assets presented in property and equipment	~~W~~	416,552
Increase in accounts receivable – other (lease receivables)		17,203
Adjustments in intangible assets		(2,274)
Decrease in advanced payments and others		(53,608)

		377,873

Impacts on the liabilities:
Increase in the lease liabilities		412,407
Decrease in deferred tax liabilities		(9,305)

		403,102

Decrease in retained earnings	~~W~~	(25,229)

3.	Changes in accounting policies, Continued

(4)	Impacts on financial statements, Continued

1)	Impacts on transition, Continued

When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average incremental borrowing rate applied is 1.92%.

(In millions of won)
	January 1, 2019
Operating lease commitments at December 31, 2018	~~W~~	428,142
Discounted using the incremental borrowing rate at January 1, 2019		419,141
- Recognition exemption for leases with less than 12 months of lease term at the lease commencement date		(6,617)
- Recognition exemption for leases of low-value assets		(117)

Lease liabilities recognized at January 1, 2019	~~W~~	412,407

2)	Impacts subsequent to transition

②	As a lessee

As a result of initially applying K-IFRS No. 1116, in relation to the leases that were previously classified as operating leases the Company recognized ~~W~~434,555 million of right-of-use assets and ~~W~~410,889 million of lease liabilities as of December 31, 2019.

Also, in relation to those leases under K-IFRS No. 1116, the Company has recognized depreciation and interest costs, instead of operating lease expense. For the year ended December 31, 2019, the Company recognized ~~W~~270,086 million of depreciation charges and ~~W~~8,067 million of interest costs from those leases. Expenses related to short-term leases and leases of low-value assets are ~~W~~69,599 million and ~~W~~183 million, respectively.

The payments of lease liabilities presented in the cash flows from financing activities would have been included in the cash flows from operating activities if the previous accounting standards were applied.

3.	Changes in accounting policies, Continued

(4)	Impacts on financial statements, Continued

2)	Impacts subsequent to transition, Continued

③	As a lessor

c.	Finance lease

The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date. Under K-IFRS No. 1117, the Company did not hold a finance lease as a lessor.

(In millions of won)
	Amount
Less than 1 year	~~W~~	7,616
1 year ~ 2 year		2,997

Undiscounted lease payments	~~W~~	10,613

Unrealized finance income		808
Net investment in the lease		9,805

d.	Operating lease

The Company recognized lease income of ~~W~~89,275 million for the year ended December 31, 2019, of which variable lease payment received is ~~W~~20,101 million.

The following table sets out a maturity analysis of lease payments, showing the undiscounted lease payments to be received after the reporting date.

(In millions of won)
	Amount
Less than 1 year	~~W~~	16,975
1 year ~ 2 year		9,176
2 year ~ 3 year		1,586
3 year ~ 4 year		1,243
4 year ~ 5 year		1,218
More than 5 year		3

	~~W~~	30,201

4.	Significant Accounting Policies

The significant accounting policies applied by the Company in the preparation of its separate financial statements in accordance with K-IFRS are included below. The significant accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2018, except for the changes in accounting policies described in note 3.

(1)	Operating segments

The Company presents disclosures relating to operating segments on its consolidated financial statements in accordance with K-IFRS No. 1108, Operating Segments, and such disclosures are not separately disclosed on these separate financial statements.

(2)	Investments in subsidiaries, associates, and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No. 1027. Dividends from subsidiaries, associates, and joint ventures are recognized in profit or loss when the right to receive the dividends is established.

The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits, and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current operations as operating expenses.

(5)	Non-derivative financial assets

1)	Recognition and initial measurement

Accounts receivable - trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable - trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable - trade without a significant financing component is initially measured at the transaction price.

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2)	Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2)	Classification and subsequent measurement, Continued

The following accounting polices apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

3)	Impairment

The Company estimates the expected credit losses (ECL) for the debt instruments measured at amortized cost and FVOCI based on the forward-looking data. The impairment approach is decided based on the assessment of significant increase in credit risk. However, the Company applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for Accounts receivables – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

At each reporting date, the Company assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

4)	Derecognition

The Company derecognizes a financial asset when 1) the contractual rights to cash flows from the financial asset have expired, 2) the contractual rights to cash flows are transferred in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or 3) the Company neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control of the financial asset.

The transferred assets are not derecognized when the Company enters into transactions whereby it transfers assets recognized in its statement of financial position but retains substantially all of the risks and rewards of the transferred assets.

5)	Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when the Company currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability is offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1)	Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designates derivatives as hedging instruments to hedge the foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1)	Hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2)	Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

4.	Significant Accounting Policies, Continued

(7)	Property and equipment, Continued

The estimated useful lives of the Company’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 8
Other property and equipment	4 ~10

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(8)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets, and assets that are ready for their intended use or sale when acquired are not qualifying assets either.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period do not exceed the amount of borrowing costs incurred during that period.

4.	Significant Accounting Policies, Continued

(9)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 13
Land usage rights	5
Industrial rights	5, 10
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(10)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

1)	Grants related to assets

Government grants whose primary condition is that the Company purchases, constructs or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

2)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

4.	Significant Accounting Policies, Continued

(11)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than assets arising from employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Company estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(12)	Leases - Policies applicable from January 1, 2019

The Company has applied K-IFRS No. 1116, Leases, from January 1, 2019. See note 3 (1) for additional information.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract transfers the right to control the identified asset for a period of time in exchange for consideration. To assess whether a contract transfers the right to control the identified asset, the Company uses the definition of a lease in K-IFRS No. 1116, Leases.

4.	Significant Accounting Policies, Continued

(12)	Leases - Policies applicable from January 1, 2019, Continued

1)	As a lessee

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability. The Company presents its right-of-use assets in Property and equipment on the statements of financial position. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payment made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include extension options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized. The Company has not included the extension option periods in the lease term because it is not reasonably certain to exercise such options. After the commencement date, the Company reassesses the lease term upon the occurrence of a significant event or a significant change in circumstances that is within the control of the Company that affects whether the Company is reasonably certain to exercise the extension option.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases with the lease term of 12 months or less at the commencement date and for leases of low value-assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term. The Company has also elected to apply the practical expedient which allows a lease and associated non-lease components to be accounted for as a single lease component.

4.	Significant Accounting Policies, Continued

(12)	Leases - Policies applied as of January 1, 2019, Continued

2)	As a lessor

The Company determines whether each lease is a finance lease or an operating lease at inception of a contract. A lease is classified as a finance lease when the lease transfers substantially all of the risks and rewards of ownership of the underlying asset. If not, then it is classified an operating lease.

When the Company is an intermediate lessor, the Company accounts for the head lease and the sublease separately. The subleases are classified with reference to the right-of-use assets arising from the head lease, not with reference to the underlying asset.

(13)	Leases - Policies applied before January 1, 2019

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

1)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities in its separate statement of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Company reviews to determine whether the leased assets are impaired at the reporting date.

4.	Significant Accounting Policies, Continued

(13)	Leases - Policies applied before January 1, 2019, Continued

2)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the lease term.

3)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Company’s incremental borrowing rate of interest.

(14)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

4.	Significant Accounting Policies, Continued

(15)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

1)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3)	Derecognition of financial liability

The Company extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Company recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid(including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

(16)	Employee benefits

1)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

4.	Significant Accounting Policies, Continued

(16)	Employee benefits, Continued

2)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3)	Retirement benefits: defined contribution plans

When an employee has rendered a service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4)	Retirement benefits: defined benefit plans

At the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

5)	Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the period when the Company can no longer withdraw the offer of those benefits and the period when the Company recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

4.	Significant Accounting Policies, Continued

(17)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(18)	Transactions in foreign currencies

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments.

(19)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

(20)	Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

4.	Significant Accounting Policies, Continued

(21)	Share-based Payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Company measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

(22)	Revenue

1)	Identification of performance obligations in contracts with customers

The Company identifies the distinct services or goods as performance obligations in contracts with customers such as (1) wireless telecommunications services and (2) selling other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Company allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2)	Allocation of the transaction price to each performance obligation

In accordance with K-IFRS No. 1115, the Company allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Company uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service. In the case of providing both a wireless telecommunications service and a handset together to one customer, the Company allocates the transaction price based on relative stand-alone selling prices.

3)	Incremental costs of obtaining a contract

The Company pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Company’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Company capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods

4)	Customer loyalty programs

The Company provides customer loyalty points to customers based on the usage of the service to which the Company allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount allocated to the loyalty program is deferred as a contract liability and is recognized as revenue when loyalty points are redeemed.

4.	Significant Accounting Policies, Continued

(23)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss by using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized as it accrues in profit or loss using the effective interest rate method.

(24)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except for transactions or events directly recognized in other comprehensive income or equity.

The Company prepares consolidated income tax returns under the tax-consolidation system and its economically unified wholly owned subsidiaries.

1)	Current tax

In accordance with the tax-consolidation system, the Company calculates current taxes on the consolidated taxable income for the Company and its wholly owned domestic subsidiaries and recognizes the income tax payable as current tax liabilities of the Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

2)	Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

4.	Significant Accounting Policies, Continued

(24)	Income taxes, Continued

2)	Deferred tax, Continued

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Company and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Company reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Company has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

(25)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(26)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2019 and earlier application is permitted; however, the Company has not adopted the following new standards early in preparing the accompanying separate financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Company’s separate financial statements.

•	Amendments to References to Conceptual Framework in K-IFRS Standards.

•	Definition of a Business (Amendments to K-IFRS No. 1103, Business Combination).

•	Definition of Materiality (Amendments to K-IFRS No. 1001, Presentation of Financial Statements and K-IFRS No. 1008 Accounting Policies, Changes in Accounting Estimates and Errors).

Disclaimer:

The consolidated and separate financial statements included above have not yet been audited and remain subject to the audit process of the Company’s independent auditors. For the Company’s audited consolidated and separate financial statements as of and for the year ended December 31, 2019 and the respective accompanying notes, please refer to the Company’s future filings with the U.S. Securities and Exchange Commission, including its annual report to be filed on Form 20-F and the Company’s annual business report to be furnished on Form 6-K.

2.	Amendments to the Articles of Incorporation

The proposed amendments are as follows:

Current	Proposed Amendment	Remarks

PREMISE

The Company will survive in the rapidly changing world and continue to improve and develop to endure long-term benefits for its shareholders. For this purpose, the Company will establish its management philosophy as follows and carry out its management activities based thereon.

The Company will keep its stability and growth to continue to prosper and develop, through which the Company will create its value for its customers, members and shareholders, play a key role in the social and economic development and contribute to the happiness of human being.

The Company will continue to satisfy its customers, obtain trust from them and ultimately develop together with the customers.

The Company will ensure that its members develop with a sense of achievement in their work and the members will contribute to the corporate development while they work for the Company.

The Company will continue to increase its value so as to continuously create value for its shareholders.

The Company will grow along with the community through the creation of social values in addition to facilitating economic prosperity.

The Company will make an effort to find a balance between the happiness of stakeholders and consider this in both the present and the future to remain sustainable over the long-term (amended on March 24, 2017).

PREMISE

The Company shall pursue the happiness of its members as the ultimate purpose of business management, and its members shall contribute to the sustainability of long-term benefits for its shareholders and the happiness of its stakeholders. To achieve this, the Company will establish its management philosophy as follows and carry out its management activities based thereon.

As the foundation of the pursuit of happiness, the Company must have stability and growth and exist and develop permanently. To achieve this, the members shall simultaneously pursue the happiness of the members and the happiness of its stakeholders. All value a company creates for the happiness of its stakeholders is social value. The company shall grow economic value through creating social value, and thereby develop a relationship of trust with its stakeholders.

Earn customer trust by satisfying them with a variety of value and ultimately develop together with them.

Build a fair and competitive business ecosystem with its business partners, and achieve mutual development through cooperation based on it.

Raise the company value by continuously creating shareholder value.

Grow together with society while making various contributions such as environmental protection, job creation, improving the quality of life, and supporting local communities.

The members shall make consistent efforts to keep the happiness of the stakeholders in harmonious balance, and consider the present and future happiness at the same time to ensure its longevity (wholly amended on March 26, 2020).

To incorporate key contents of the 14th revision of SKMS, including changing the direction of company management, creating social value, and revising the relationship between its stakeholders.

Article 14. Suspension of Alteration of Register of Shareholders

① The Company shall suspend entries of a change of Shareholders in the Register of Shareholders, registering the creation and cancellation of pledges over shares, indication of trust assets and cancellation thereof with respect to shares, for a period beginning on January 1 of each fiscal year and ending on January 31 of such year (amended on March 16, 2001).

② (Text omitted)

③ If necessary for convening of an Extraordinary General Meeting of Shareholders or any other cause, the Company may set a record date or suspend entries of a change of Shareholders for not more than three (3) months pursuant to a resolution of the Board of Directors and upon at least two week prior public notice. The Board of Directors may, when deemed necessary, both suspend the entries of a change of Shareholders and set a record date (established on August 14, 1989).

Article 14. Suspension of Alteration of Register of Shareholders

① (deleted on March 26, 2020)

② (Same as present text)

③ If necessary for convening of an Extraordinary General Meeting of Shareholders or any other cause, the Company may set a record date upon at least two week prior public notice (amended March 26, 2020).

To revise this Article as it is no more necessary to suspend the alteration of Register of Shareholders under current electronic securities system.

<Newly established>

Article 45-3. Approval of the Board of the Directors with regard to the plan of Safety and Health, etc.

① The Representative Director of the Company shall establish a safety and health plan of the Company in accordance with the relevant laws and regulation, including the Occupational Safety and Health Act (newly established on March 26, 2020).

② The Company shall report to and obtain approval from the Board of Directors for the safety and health plan under paragraph (1) (newly established on March 26, 2020).

To add this Article in accordance with the New Law.

—

Addendum No. 28 (as of March 26, 2020)

Article 1. Date of Effectiveness These Articles of Incorporation shall take effect as of March 26, 2020. However, the amended provisions of Articles 45-3 shall take effect as of January 1, 2021.

To add this Addendum No. 28 as a transitional provision in accordance with the effective date of the New Law.

3.	Grant of Stock Options

3-1.	Grant of Stock Options (Directors)

A.	Purpose of Grant of Stock Options

In order to maximize the value of the Company by aligning the interests of its management and shareholders, the Company proposes to grant stock options to members of its management to encourage their pursuit of enhancing the long-term value of the Company.

B.	Recipients of Stock Options

		Number of shares issuable
Name	Position	Type of shares	Number of shares
Park, Jung Ho	Representative Director and Chief Executive Officer	Registered common shares	111,106
Ryu, Young Sang	Executive Director and Head of MNO Business	Registered common shares	2,353

Total:		Registered common shares	113,459

C.	Conditions of Stock Options to be Granted

•	Method of grant: allotment of treasury shares, cash settlement

•	Type and number of shares issuable: 113,459 registered common shares

•	Grant date: March 26, 2020

•	Exercise period: March 27, 2023 - March 26, 2027

•	Exercise price: arithmetic mean of the volume weighted average closing prices of the two-month, one-month and one-week periods prior to the grant date

•	Other conditions

•

The exercise price and the number of the stock options may be adjusted through the stock option grant agreement or by resolution by the Board in the event of any capital increase, stock dividend, capital transfer of reserves or changes in stock value due to a stock split or a merger after the grant date.

•	Other terms of the grant of stock options shall be governed by applicable law, the Company’s articles of incorporation and the stock option grant agreement.

D.	Summary of Remaining Stock Options and Grant, Exercise and Expiration of Stock Options

•	Summary of remaining stock options as of the date of this report

Total number of shares issued	Shares authorized for grant	Type of shares authorized for grant	Number of shares authorized for grant	Remaining number of shares authorized for grant
80,745,711	15% of the total number of shares issued	Common shares	12,111,856	12,038,083

•	Grant, exercise and expiration of stock options granted in the last three fiscal years

Year	Grant date	Number of recipients		Type of shares	Number of shares issuable	Number of shares issued upon exercise	Number of expired stock options	Remaining number of shares issuable
2017	March 24	1		Common shares	66,504	—	—	66,504
2018	February 20	3		Common shares	5,707	—	4,349	1,358
2019	February 22	4		Common shares	5,477	—	1,300	4,177
2019	March 26	1		Common shares	1,734	—	—	1,734

Total		9	*	Common shares	79,422	—	5,649	73,773

*	Recipients who were granted stock options multiple times were counted each time of grant. Includes recipients of stock options that have expired.

3-2.	Grant of Stock Options (Unregistered Executive Officers)

A.	Purpose of Grant of Stock Options

In order to maximize the value of the Company, the Company proposes to grant stock options to key executive officers to encourage their pursuit of enhancing the long-term value of the Company.

B.	Recipients of Stock Options

		Number of shares issuable
Name	Position	Type of shares	Number of shares
Kang, Jong Ryeol	Head of ICT Infra Center	Registered common shares	2,048
Ha, Hyung Il	Head of Corporate Center 2	Registered common shares	1,961
Kim, Yoon	Head of AIX Center	Registered common shares	1,874
Huh, Seok Joon	Head of Private Placement Group	Registered common shares	1,852
Yoon, Poong Young	Head of Corporate Center 1	Registered common shares	1,743
Ha, Seong Ho	Head of Corporate Relations Center	Registered common shares	1,656
Cho, Dong Hwan	Head of IT Innovation Center	Registered common shares	1,525
Lee, HyunA	Head of AI Service Unit	Registered common shares	1,525

Total:		Registered common shares	14,184

C.	Conditions of Stock Options to be Granted

•	Method of grant: allotment of treasury shares, cash settlement

•	Type and number of shares issuable: 14,184 registered common shares

•	Grant date: March 26, 2020

•	Exercise period: March 27, 2023 - March 26, 2027

•	Exercise price: arithmetic mean of the volume weighted average closing prices of the two-month, one-month and one-week periods prior to the grant date

•	Other conditions

•

The exercise price and the number of the stock options may be adjusted through the stock option grant agreement or by resolution by the Board in the event of any capital increase, stock dividend, capital transfer of reserves or changes in stock value due to a stock split or a merger after the grant date.

•	Other terms of the grant of stock options shall be governed by applicable law, the Company’s articles of incorporation and the stock option grant agreement.

D.	Summary of Remaining Stock Options and Grant, Exercise and Expiration of Stock Options

•	Summary of remaining stock options as of the date of this report

Total number of shares issued	Shares authorized for grant	Type of shares authorized for grant	Number of shares authorized for grant	Remaining number of shares authorized for grant
80,745,711	15% of the total number of shares issued	Common shares	12,111,856	12,038,083

•	Grant, exercise and expiration of stock options granted in the last three fiscal years

Year	Grant date	Number of recipients	Type of shares	Number of shares issuable	Number of shares issued upon exercise	Number of expired stock options	Remaining number of shares issuable
2017	March 24	1	Common shares	66,504	—	—	66,504
2018	February 20	3	Common shares	5,707	—	4,349	1,358
2019	February 22	4	Common shares	5,477	—	1,300	4,177
2019	March 26	1	Common shares	1,734	—	—	1,734

Total		9*	Common shares	79,422	—	5,649	73,773

*	Recipients who were granted stock options multiple times were counted each time of grant. Includes recipients of stock options that have expired.

4.	Approval of the Appointment of Directors

4-1.	Appointment of an Executive Director (Park, Jung Ho)

4-2.	Appointment of a Non-executive Director (Cho, Dae Sik)

4-3.	Appointment of an Independent Non-executive Director (Kim, Yong-Hak)

4-4.	Appointment of an Independent Non-executive Director (Kim, Junmo)

4-5.	Appointment of an Independent Non-executive Director (Ahn, Jung Ho)

A.	Candidates’ Name, Date of Birth, Independence, Recommender and Relationship with the Company’s Largest Shareholder

Name of Candidate	Date of Birth	Candidate for independent non- executive director	Relationship with largest shareholder	Recommended by
Park, Jung Ho	May 17, 1963	—	Representative director of affiliate (SK Telecom)	Board

Cho, Dae Sik	November 27, 1960	—	Non-executive director of affiliate (SK Telecom)	Board

Kim, Yong-Hak	January 17, 1953	Yes	None	Independent Director Nomination Committee

Kim, Junmo	September 7, 1976	Yes	None	Independent Director Nomination Committee

Ahn, Jung Ho	February 11, 1978	Yes	Independent non-executive director of affiliate (SK Telecom)	Independent Director Nomination Committee
Total: 5 candidates

B.	Candidates’ Main Profession, Business Experience and Transactions with the Company in the Past Three Years

Name of Candidate	Main Profession	Business Experience		Transactions with the Company in the Past Three Years
		Period	Contents
Park, Jung Ho	Representative Director and Chief Executive Officer, SK Telecom	2017 - Present 2015 - 2016 2013 - 2014 2012

Representative Director and Chief Executive Officer, SK Telecom

C&C Representative Director and Chief Executive Officer, SK Holdings Co., Ltd. (“SK Holdings”)

Vice President and Head of Corporate Development Office, SK C&C Co., Ltd.

Vice President and Head of Business Development Office, SK Telecom

None

Cho, Dae Sik	Chairman, SK SUPEX Council	2017 - Present 2013 - 2016 2012	Chairman, SK SUPEX Council Representative Director and Chief Executive Officer, SK Holdings Chief Finance Officer, Head of Finance Division and Risk Management & Corporate Auditing Office, SK Holdings	None

Kim, Yong-Hak	Professor Emeritus, Yonsei University	Feb. 2020 - Present 2016 - Jan. 2020 2004 - 2005 1996 - 1997 1987 - Jan. 2020

Professor Emeritus, Yonsei University

President, Yonsei University

BK Planning Committee, Ministry of Education

Member, Presidential Advisory Council of Policy Planning

Professor of Sociology, Yonsei University

None

Kim, Junmo	Associate Professor of Electrical Engineering, KAIST	2016 - Present 2009 - 2016 2005 - 2009	Associate Professor of Electrical Engineering, KAIST Assistant Professor of Electrical Engineering, KAIST Senior Researcher, Samsung Advanced Institute of Technology	None

Ahn, Jung Ho	Professor, Graduate School of Convergence Science and Technology, Seoul National University	Sept. 2018 - Present 2013 - Aug. 2018 2009 - 2013 2016 2007 - 2009

Professor, Graduate School of Convergence Science and Technology, Seoul National University

Associate Professor, Graduate School of Convergence Science and Technology, Seoul National University

Assistant Professor, Graduate School of Convergence Science and Technology, Seoul National University

Visiting Researcher, Google

Researcher, Hewlett-Packard

None

C.	Candidates’ Taxes in Arrears, Management of Insolvent Companies and Statutory Reasons for Disqualification

Name of Candidate	Taxes in Arrears	Management of Insolvent Companies	Statutory Reasons for Disqualification
Park, Jung Ho	None	None	None
Cho, Dae Sik	None	None	None
Kim, Yong-Hak	None	None	None
Kim, Junmo	None	None	None
Ahn, Jung Ho	None	None	None

D.	Expected Contributions of Candidates for Independent Non-executive Directors

•	Kim, Yong-Hak

•

Mr. Kim is expected to perform the duties of an independent non-executive director by improving the diversity of the Board and expressing his views based on his knowledge and experience as a sociology expert.

•	Mr. Kim will vote on key management issues in order to represent the interests of shareholders and the society and maximize the Company’s long-term growth and corporate value.

•

Mr. Kim will perform the duties of an independent non-executive director based on professionalism and independence, and shall be disqualified from his position if he fails to meet the qualification requirements pursuant to Articles 382-3, Article 542-8 of the KCC and Article 34 of the Enforcement Decree of the KCC.

•	Kim, Junmo

•

Mr. Kim is expected to perform the duties of an independent non-executive director by improving the diversity of the Board and expressing his views based on his knowledge and experience as an artificial intelligence (“AI”) expert.

•	Mr. Kim will vote on key management issues in order to represent the interests of shareholders and the society and maximize the Company’s long-term growth and corporate value.

•

Mr. Kim will perform the duties of an independent non-executive director based on professionalism and independence, and shall be disqualified from his position if he fails to meet the qualification requirements pursuant to Articles 382-3, Article 542-8 of the KCC and Article 34 of the Enforcement Decree of the KCC.

•	Ahn, Jung Ho

•

Mr. Ahn is expected to perform the duties of an independent non-executive director by improving the diversity of the Board and expressing his views based on his knowledge and experience as an information and communications technology (“ICT”) expert.

•	Mr. Ahn will vote on key management issues in order to represent the interests of shareholders and the society and maximize the Company’s long-term growth and corporate value.

•

Mr. Ahn will perform the duties of an independent non-executive director based on professionalism and independence, and shall be disqualified from his position if he fails to meet the qualification requirements pursuant to Articles 382-3, Article 542-8 of the KCC and Article 34 of the Enforcement Decree of the KCC.

E.	Reasons for Recommendation of Candidates by the Board

•	Park, Jung Ho

•

As an expert in the ICT field, Mr. Park has played a major role in the growth and development of the Company with his excellent insight and management capabilities. The Board recommends Mr. Park as a candidate for an executive director as it believes that he will contribute to the further strengthening of the Company’s reputation and the enhancement of its corporate value.

•	Cho, Dae Sik

•

As Chairman of SK SUPEX Council, Mr. Cho has played a major role in the growth and development of the Company with his excellent expertise and insight. The Board recommends Mr. Cho as a candidate for a non-executive director as it believes that he will contribute to the establishment of the overall strategies for the Company and the enhancement of its corporate value based on his experience.

•	Kim, Yong-Hak

•

Based on Mr. Kim’s proven leadership during his service as the 18th President of Yonsei University and his expertise as a sociology professor, particularly in the fields of social organization and social networks, the Board believes that Mr. Kim will contribute to the Company’s active fulfilment of corporate social responsibility. The Board recommends Mr. Kim as a candidate for an independent non-executive director as it believes that he will provide the expertise necessary for performing the duties of such position, including the monitoring and supervision of business execution and policy making, thereby contributing to the development of the Company.

•	Kim, Junmo

•

Based on his knowledge and rich experience as an AI expert, the Board believes that Mr. Kim will enhance the diversity of the Board and provide new perspectives. The Board recommends Mr. Kim as a candidate for an independent non-executive director as it believes that he will contribute to the growth and development of the Company based on his professional knowledge and capabilities in various businesses pursued by the Company, such as AI and data transformation.

•	Ahn, Jung Ho

•

Based on his knowledge and insight derived from a wide breadth of experience as an ICT expert, the Board believes that Mr. Ahn demonstrates a high level of understanding and professional knowledge of the Company’s management issues. The Board recommends Mr. Ahn as a candidate for an independent non-executive director as it believes that he will provide the expertise necessary for performing the duties of such position, including the monitoring and supervision of business execution and policy making, thereby contributing to the development of the Company.

5.	Approval of the Appointment of Members of the Audit Committee

5-1. Appointment of a Member of the Audit Committee (Kim, Yong-Hak)

5-2. Appointment of a Member of the Audit Committee (Ahn, Jung Ho)

A.	Candidates’ Name, Date of Birth, Independence, Recommender and Relationship with the Company’s Largest Shareholder

Name of Candidate	Date of Birth	Candidate for independent non- executive director	Relationship with largest shareholder	Recommended by
Kim, Yong-Hak	January 17, 1953	Yes	None	Independent Director Nomination Committee

Ahn, Jung Ho	February 11, 1978	Yes	Independent non-executive director of affiliate (SK Telecom)	Independent Director Nomination Committee

Total: 2 candidates

B.	Candidates’ Main Profession, Business Experience and Transactions with the Company in the Past Three Years

Name of		Business Experience		Transactions with the Company in the Past Three
Candidate	Main Profession	Period	Contents	Years
		Feb. 2020 - Present	Professor Emeritus, Yonsei University

		2016 - Jan. 2020	President, Yonsei University

Kim, Yong-Hak	Professor Emeritus, Yonsei University	2004 - 2005	BK Planning Committee, Ministry of Education	None

		1996 - 1997	Member, Presidential Advisory Council of Policy Planning

		1987 - Jan. 2020	Professor of Sociology, Yonsei University

Ahn, Jung Ho		Sept. 2018 - Present	Professor, Graduate School of Convergence Science and Technology, Seoul National University
	Professor, Graduate School of Convergence Science and Technology, Seoul National University	2013 - Aug. 2018	Associate Professor, Graduate School of Convergence Science and Technology, Seoul National University	None
		2009 - 2013	Assistant Professor, Graduate School of Convergence Science and Technology, Seoul National University
		2016	Visiting Researcher, Google
		2007 - 2009	Researcher, Hewlett-Packard

C.	Candidates’ Taxes in Arrears, Management of Insolvent Companies and Statutory Reasons for Disqualification

Name of Candidate	Taxes in Arrears	Management of Insolvent Companies	Statutory Reasons for Disqualification
Kim, Yong-Hak	None	None	None
Ahn, Jung Ho	None	None	None

F.	Reasons for Recommendation of Candidates by the Board

•	Kim, Yong-Hak

•

The Board recommends Mr. Kim as a candidate for a member of the audit committee as it believes that he will contribute to the enhancement of the audit committee’s role based on his proven leadership, his rich experience in financial affairs and general institutional management and his excellent insight and expertise demonstrated during his service as the 18th President of Yonsei University. The Board believes that the appointment of Mr. Kim as a member of the audit committee will greatly contribute to the development of the Company and protection of its shareholders’ rights by strengthening the independence of the audit committee and enhancing management transparency.

•	Ahn, Jung Ho

•

The Board recommends Mr. Ahn as a candidate for a member of the audit committee as it believes that he will perform the audit committee’s functions based on his knowledge and wide experience as an ICT expert and his deep understanding of and experience in the Company’s management issues as an independent non-executive director of the Company for the past three years. The Board believes that the appointment of Mr. Ahn as a member of the audit committee will greatly contribute to the development of the Company and protection of its shareholders’ rights by strengthening the independence of the audit committee and enhancing management transparency.

6.	Approval of the Ceiling Amount of Remuneration for Directors

A.	Number of Directors and Total Amount or Maximum Authorized Amount of Remuneration for Directors

	Fiscal year 2020	Fiscal year 2019
Number of directors	8	8
Number of independent non-executive directors	5	5
Total amount of remuneration paid to directors	—	Won 5,968,967,910
Total amount or maximum authorized amount of remuneration for directors	Won 12,000,000,000	Won 12,000,000,000

7.	Amendments to the Remuneration Policy for Executives

A.	Title of Proposal

•	Amendment to the Remuneration Policy for Executives

B.	Purpose of Proposal

•	To incorporate performance bonus into the defined contribution retirement plan, change the severance payment ratio to reflect the combination of executive grades, etc.

Current	Proposed Amendment (changes are as underlined)
Article 3 (Types of Remuneration) (1) Remuneration of executives shall consist of monthly salary, performance bonus, severance payment and welfare benefits (amended on March 16, 2001).	Article 3 (Types of Remuneration) (1) <No change>

2) The amount of remuneration for each executive shall be determined by the Board of Directors (amended on April 16, 1990).	(2) The amount of remuneration for each executive shall be determined by the Representative Director according to the remuneration system approved by the Board of Directors (amended on March 26, 2020).

Article 4 (Severance Payment) (1) The calculation criteria for severance payment for executives shall be determined separately (amended on March 16, 2001).	Article 4 (Severance Payment) (1) <No change>

(2) The amount of severance payment to be paid by the Company to an executive shall be calculated by multiplying (x) the basic wage of such executive’s final grade pursuant to Article 9 by (y) the payment ratio corresponding to the length of service per grade pursuant to Article 6.	(2) The amount of severance payment to be paid by the Company to an executive shall be calculated by multiplying (x) the basic wage of such executive’s final grade pursuant to Article 9 by (y) the payment ratio corresponding to the length of service per grade pursuant to Article 6, plus the amount of the executive’s performance bonus contributed in whole or in part to the defined contribution retirement plan as personal contribution in accordance with the retirement plan regulations (amended on March 26, 2020).

(3) Severance payment for executives shall be operated in accordance with the severance payment system pursuant to the “Defined Benefit Retirement Plan Regulations,” “Defined Contribution Retirement Plan Regulations” and “Combined Retirement Plan Regulations;” provided that the Company may contribute additional amounts as set forth in each of the regulations in accordance with the relevant criteria (newly established on March 26, 2020).

(3) Notwithstanding the provisions of paragraph (2), if an executive is dismissed by a decision of the Executive Personnel Committee due to such executive’s breach of the Company’s code of ethics or other Company regulations or any contract with the Company, the Company may reduce the amount of severance payment from the amount determined pursuant to paragraph (2); provided that such reduced amount cannot be lower than the statutory amount of severance payment (amended on March 13, 2009).	(4) Notwithstanding the provisions of paragraph (2), if an executive is dismissed by a decision of the Executive Personnel Committee due to such executive’s breach of the Company’s code of ethics or other Company regulations or any contract with the Company, the Company may reduce the amount of severance payment from the amount determined pursuant to paragraph (2); provided that such reduced amount cannot be lower than the statutory amount of severance payment (amended on March 13, 2009).

(4) The Company may pay additional amounts as severance payment within the amount calculated pursuant to paragraph (2) to executives who made significant contributions to the development of the Company while in office or who retired for special reasons, including death (amended on March 11, 2011).	(5) The Company may pay additional amounts as severance payment within the amount calculated pursuant to paragraph (2) to executives who made significant contributions to the development of the Company while in office or who retired for special reasons, including death (amended on March 11, 2011).

Article 5 (Payment System)

(1) Remuneration shall be calculated in fixed amounts on a monthly basis.

(2) Remuneration shall be paid to the executive in money. However, remuneration for the deceased shall be paid to his or her surviving family members.

(3) Severance payment shall be paid in the following events:

1. Resignation

2. Dismissal

3. Death

4. End of term

5. Dissolution of the Company

Article 5 (Payment System)

(1) <No change>

(2) Remuneration shall be paid to the executive in cash, stock, etc. However, remuneration for the deceased shall be paid to his or her surviving family members (amended on March 26, 2020).

(3) <No change>

Article 9 (Basic Wage)

When calculating the severance payment for an executive, the basic wage shall be the monthly remuneration amount for the month in which the event triggering severance payment occurs (amended on March 16, 2001).

Article 9 (Basic Wage)

When calculating the severance payment for an executive, the basic wage shall be the monthly compensation amount for the month in which the date of severance payment occurs (amended on March 16, 2001).

<Appendix 1> Calculation Criteria for Executive Severance Payment	<Appendix 1> Calculation Criteria for Executive Severance Payment (amended on March 26, 2020)

Grade	Length of Service (Years)	Payment Ratio
Vice Chairman, Chairman	1	4.0
Grade E	1
Grade D	1
Grade C	1	3.5
Grade B	1
Grade A	1	2.5

The payment amount is calculated by multiplying the length of service per grade assigned to the individual by the payment ratio set forth in this Appendix 1.

Grade	Length of Service (Years)	Payment Ratio
President, Vice Chairman, Chairman	1	4.0
Vice President	1	3.0

The payment amount is calculated by multiplying the length of service of the individual by the payment ratio set forth in this Appendix 1.

<Addendum>

Article 1 (Date of Effectiveness) This regulation shall take effect as of April 1, 2020.

Article 2 (Transition) The payment ratio applicable to service prior to the effective date of this regulation shall be in accordance with the previous regulation.

Forward-Looking Statement Disclaimer

The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: February 26, 2020